77e                             Legal Proceedings

PIMCO Strategic Global Government Fund, Inc.

On February 17, 2004, the Attorney General of the State of New Jersey filed a complaint alleging, among other things, that Pacific Investment Management Company LLC ("PIMCO"), the Fund's investment manager and administrator, PIMCO Advisors Fund Management LLC ("PAFM"), and certain of their affiliates had failed to disclose that they improperly allowed certain client accounts to engage in "market timing" in certain open-end investment companies ("mutual funds") advised by PIMCO and PAFM. The complaint seeks injunctive relief, civil monetary penalties, restitution and disgorgement of profits.

In November 2003, the Securities and Exchange Commission (the "Commission") settled an enforcement action against a broker-dealer unaffiliated with PIMCO, PAFM or the Fund, relating to the undisclosed receipt of fees from certain mutual fund companies in return for preferred marketing of such funds, and announced that it would be investigating mutual funds and their distributors generally with respect to compensation arrangements relating to the sale of mutual fund shares. Pursuant to that announcement, the Commission is investigating PIMCO, PAFM, and certain of their affiliates regarding directed brokerage and revenue sharing arrangements involving mutual funds advised by PIMCO and PAFM. In addition, the Attorney General of the State of California has publicly announced an investigation into the matters referenced above.

Since February 2004, PIMCO, PAFM and certain of their affiliates have been named as defendants in multiple lawsuits filed in federal court. The lawsuits variously have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of certain mutual funds advised by PIMCO, PAFM and certain of their affiliates during specified periods or as derivative actions on behalf of such funds. The lawsuits generally relate to the same facts that are the subject of the regulatory proceedings discussed above. The lawsuits seek unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts and the return of fees paid under those contracts, and restitution.

Neither the market timing nor the revenue sharing investigations and the regulatory proceedings described above involve or relate to the Fund or trading in its shares, and the Fund has not been named as a defendant in the putative class action or derivative lawsuits referenced above.

If PIMCO or an affiliated person is unsuccessful in its defense of the New Jersey Attorney General's complaint discussed above with the result that an injunction issues, PIMCO and its affiliates would be statutorily barred from serving as an investment adviser/sub-adviser or principal underwriter for any registered investment company, including the Fund. In such a case, PIMCO would intend to seek exemptive relief from the Commission, as contemplated by the Investment Company Act of 1940, as amended.
Although PIMCO does not believe that these developments are likely to have a material adverse effect on its ability to provide investment advisory services for the Fund, there can be no assurance that the ongoing adverse publicity and/or other developments resulting from the regulatory investigations and litigation referenced above or related developments will not result in a decrease in the current premium over per share net asset value at which shares of the Fund currently trade, or in other adverse consequences for the Fund.